DIRECTORS:

D Konar # (Chairman)
MJ Jooste (Chief Executive Officer)
DE Ackerman #
DC Brink #
YZ Cuba #
CE Daun# (German)
JF Mouton #
FJ Nel
FA Sonn #
BE Steinhoff # (German)
IM Topping (British)
DM van der Merwe
JHN van der Merwe

ALTERNATE DIRECTORS:
JNS du Plessis
HJK Ferreira
SJ Grobler
KJ Grové
A Krüger-Steinhoff # (German)

Non Executive

COMPANY SECRETARY:
SJ Grobler

Steinhoff
International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON
2090

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

09045848

SUPPL

4 March 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by a Director (9 December 2008);
2. Dealing in securities by Directors (10 December 2008);
3. Dealing in securities by a Director (12 December 2008);
4. Dealing in securities by a Director (15 December 2008); and
5. Unaudited interim results for the six months ended 31 December 2008 (2 March 2009)

made through the news service of the JSE Limited for your records. Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

Dlw 4/14

SHF - Steinhoff International Holdings - Dealing I 9 Dec 2008

SHF
SHF
SHF - Steinhoff International Holdings - Dealing In Securities by Director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF & ISIN: ZAE000016176
DEALING IN SECURITIES BY DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	S J Grobler
STATUS	:	Executive Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	5 December 2008
CENTS PER SHARE	:	1012
NUMBER OF SECURITIES TRANSACTED	:	5 000
TOTAL RAND VALUE OF SECURITIES	:	50 600
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	1 December 2008
COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	S J Grobler
STATUS	:	Executive Director
TYPE OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	8 December 2008
CENTS PER SHARE	:	1105
NUMBER OF SECURITIES TRANSACTED	:	8 000
TOTAL RAND VALUE OF SECURITIES	:	88 400
NATURE OF TRANSACTION	:	Purchased
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, Beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	1 December 2008

SPONSOR: PSG Capital (Pty) Limited
Date: 09/12/2008 13:22:02 Produced by the JSE SENS Department.

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SHF - Steinhoff - Dealing In Securities By Directo **10 Dec 2008**

SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff" or "the group")
DEALING IN SECURITIES BY DIRECTORS

In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, the board wishes to inform shareholders of the following dealings in Steinhoff securities:

In compliance with paragraph 3.63 of the Listing Requirements of the JSE Limited, shareholders are furthermore advised of the following dealings in respect of shares by directors and officers directly and/or indirectly beneficial. The share sales referred to below were effected for the purposes of settling obligations arising from income tax and/or the remaining outstanding financial obligations which arose pursuant to the purchase of Steinhoff shares by the individuals/entities concerned.

Director	Steinhoff Shares	Purchased/sold	Cents per share	Total value R
TlR de Klerk *	250,000	Sold	994.47	2,486,175.00
TlR de Klerk *	45,332	Deferred sale	994.47	450,813.14
HJK Ferreira	620,982	Sold - indirectly beneficially	1161.42	7,212,216.68
FP Human *	15,166	Sold - direct beneficially	974	147,716.84
SJ Grobler	620,982	Sold - indirectly beneficially	1213.78	7,537,370.76
MJ Jooste	5,577,066	Purchased - indirectly beneficially	Average 1114.84	62,175,408.34
FJ Nel	619,548	Sold - indirectly beneficially	1233.15	7,639,954.85
H Odendaal*	1,000,000	Sold	994.38	9,943,800.00
H Odendaal *	752,193	Deferred sale	994.38	7,479,656.75
JHN van der Merwe	901,610	Sold - indirectly beneficially	1100	9,917,710.00
CJH van Niekerk *	98,996	Sold - directly beneficially	974	964,221.04

* Directors of major subsidiaries defined in paragraph 3.35 of the Listing Requirements.

Clearance has been granted in terms of paragraph 3.66 of the Listings requirements for all the above transactions.

By Order of the Board
SJ GROBLER
COMPANY SECRETARY
Sponsor - PSG Capital (Pty) Limited
10 December 2008

Date: 10/12/2008 15:45:02 Produced by the JSE SENS Department.

SHF - Steinhoff - Dealing In Securities By Directo **12 Dec 2008**

SHF
SHF
SHF - Steinhoff - Dealing In Securities By Directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff" or "the group")
DEALING IN SECURITIES BY DIRECTORS
Further to the directors dealings announcement released on 10 December 2008, it should be noted that the dealings all occurred on 10 December 2008 and that all the dealings by T lR de Klerk and H Odendaal (both directors of a major subsidiary) as recorded in the announcement were directly beneficial.
Johannesburg
12 December 2008
Sponsor
PSG Capital (Pty) Ltd
Date: 12/12/2008 14:10:20 Produced by the JSE SENS Department.

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SHF - Steinhoff International Holdings Limited - D **15 Dec 2008**

SHF
SHF
SHF - Steinhoff International Holdings Limited - Dealing in securities by a director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	I M Topping
STATUS	:	Executive Director
CLASS OF SECURITIES	:	Ordinary shares
DATE OF TRANSACTION	:	12 December 2008
PRICE PER SHARE	:	1154 cents
NUMBER OF SECURITIES TRANSACTED	:	604 700
	:	R6 978 238
TOTAL RAND VALUE OF TRANSACTION		
NATURE OF TRANSACTION	:	Sale
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes

15 December 2008
SPONSOR: PSG Capital (Pty) Limited
Date: 15/12/2008 15:45:20 Produced by the JSE SENS Department.

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SHF: SHF - Steinhoff - Unaudited interim results for the six months ended 31

SHF - Steinhoff - Unaudited interim results for the six months ended 31 December 2008
Steinhoff International Holdings Limited
("Steinhoff" or "the company" or "the group")
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF & ISIN code: ZAE000016176
UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2008

- Highlights
- Improved net cash flow from operating activities increased threefold to R1,4bn.
- Healthy liquidity with a long-term debt profile.
- Strong balance sheet sustained with gearing at 39%.
- Headline earnings maintained at R1,5 bn.
- Headline earnings per ordinary share of 118 cps.

Condensed Consolidated Income Statement

	Notes	6 months ended 31 Dec 2008 Unaudited R'000	6 months ended 31 Dec 2007 Unaudited R'000	% change	Year ended 30 June 2008 Audited R'000
Revenue		25 939 636	20 570 051	26	45 045 885
Operating profit before depreciation and capital items		3 012 514	2 331 267	29	5 492 166
Depreciation		(543 312)	(356 641)		(830 553)
Operating profit before capital items		2 469 202	1 974 626	25	4 661 613
Capital items	1	39 515	(132 926)		(192 890)
Earnings before interest, dividend income, associate earnings and taxation		2 508 717	1 841 700	36	4 468 723
Net finance charges		(609 214)	(237 139)		(704 637)
Dividend income		301	303		584
Earnings before associate earnings and taxation		1 899 804	1 604 864	18	3 764 670
Share of (loss)/profit of associate companies		(976)	24 166		37 071
Profit before taxation		1 898 828	1 629 030	17	3 801 741
Taxation		(164 410)	(162 853)		(366 133)
Profit for the period		1 734 418	1 466 177	18	3 435 608
Attributable to:					
Equity holders of the parent		1 597 851	1 455 087	10	3 310 037
Minority interest		136 567	11 090		125 571
Profit for the period		1 734 418	1 466 177	18	3 435 608
Headline earnings per ordinary share (cents)		117,9	120,4	(2)	263,5
Fully diluted headline earnings per ordinary share (cents)		114,8	117,1	(2)	251,4
Basic earnings per ordinary share (cents)		120,9	110,6	9	249,8
Fully diluted earnings per ordinary share (cents)		117,6	107,8	9	238,8
Number of ordinary					

shares in issue ('000)		1 279 595	1 308 445	(2)	1 268 743
Weighted average number of ordinary shares in issue ('000)		1 271 661	1 263 494	1	1 280 541
Earnings attributable to ordinary shareholders (R'000)	2	1 537 210	1 397 002	10	3 199 039
Headline earnings attributable to ordinary shareholders (R'000)	3	1 499 270	1 521 574	(1)	3 374 761
Average currency translation rate (rand:euro)		12,4152	9,8000	27	10,7631

ADDITIONAL INFORMATION

	6 months ended 31 Dec 2008 Unaudited R'000	6 months ended 31 Dec 2007 Unaudited R'000	Year ended 30 June 2008 Audited R'000
Note 1: Capital items			
Loss on scrapping of rental fleet vehicles	(3 462)	(3 682)	(7 650)
Goodwill adjustments	-	5 833	(15 581)
Impairments	(25)	(140 164)	(166 314)
Negative goodwill released on business combination	-	-	8 723
Profit on disposal of investment property	18 612	-	2 348
Loss on disposal of intangible assets	(3)	-	-
Profit/(loss) on disposal of property, plant and equipment	24 393	5 087	(14 416)
	39 515	(132 926)	(192 890)
Note 2: Earnings attributable to ordinary shareholders			
Earnings attributable to equity holders	1 597 851	1 455 087	3 310 037
Dividend entitlement on non-redeemable cumulative preference shares	(60 641)	(58 085)	(110 998)
	1 537 210	1 397 002	3 199 039
Note 3: Headline earnings attributable to ordinary shareholders			
Earnings attributable to equity holders	1 597 851	1 455 087	3 310 037
Adjustment for:			
Capital items (note 1)	(39 515)	132 926	192 890
Taxation effects on capital items	1 575	(7 433)	(17 231)
(Profit)/loss on disposal of property, plant and equipment included in share of (loss)/profit of associate companies	-	(921)	63
Dividend entitlement on non-redeemable cumulative preference shares	(60 641)	(58 085)	(110 998)
	1 499 270	1 521 574	3 374 761

Condensed Consolidated Balance Sheet

	31 Dec 2008 Unaudited	31 Dec 2007 Unaudited	30 June 2008 Audited

	R'000	R'000	R'000
ASSETS			
Non-current assets			
Property, plant and equipment, investment properties and biological assets	11 654 710	8 905 822	11 288 468
Intangible assets and goodwill	21 563 671	10 175 770	21 226 595
Investments and loans	1 694 376	3 558 965	1 278 679
Investments and loans - associate companies	2 589 130	747 220	2 457 992
Deferred taxation assets	1 385 926	757 646	1 390 020
	38 887 813	24 145 423	37 641 754
Current assets			
Accounts receivable, short-term loans and other current assets	10 844 474	8 170 794	8 725 726
Inventories	5 318 363	3 582 708	5 553 033
Cash and cash equivalents	4 916 387	5 097 482	4 995 231
	21 079 224	16 850 984	19 273 990
Total assets	59 967 037	40 996 407	56 915 744
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and reserves	20 854 410	17 835 197	20 772 947
Preference share capital	1 042 474	1 042 474	1 042 474
	21 896 884	18 877 671	21 815 421
Minority interest	3 479 087	28 482	2 968 732
Total equity	25 375 971	18 906 153	24 784 153
Non-current liabilities			
Deferred taxation liabilities	3 245 564	1 106 517	3 203 448
Interest-bearing long-term liabilities	12 809 018	8 766 573	12 684 508
Other long-term liabilities and provisions	1 391 929	594 316	1 414 066
	17 446 511	10 467 406	17 302 022
Current liabilities			
Interest-bearing short-term liabilities	5 264 954	5 020 782	4 001 799
Accounts payable, provisions and other current liabilities	11 879 601	6 602 066	10 827 770
	17 144 555	11 622 848	14 829 569
Total equity and liabilities	59 967 037	40 996 407	56 915 744
Net asset value per ordinary share (cents)	1 630	1 363	1 637
Gearing ratio (net) (%)	39	27	38
Closing exchange rate (rand:euro)	13,2037	9,9782	12,3341

Condensed consolidated statement of recognised income and expense

	6 months ended 31 Dec 2008 Unaudited R'000	6 months ended 31 Dec 2007 Unaudited R'000	Year ended 30 June 2008 Audited R'000
Actuarial losses recognised in equity	(13 495)	(33 487)	(13 137)
Cash flow hedges recognised in equity	13 309	(10 917)	15 219
Exchange differences on consolidation of foreign subsidiaries	(333 589)	(52 665)	2 353 086
Fair value adjustments on available-for-sale financial assets	-	-	(3 157)
Net (expense)/income recognised directly in equity	(333 775)	(97 069)	2 352 011
Profit for the period	1 734 418	1 466 177	3 435 608
Total recognised income and expense for the period	1 400 643	1 369 108	5 787 619
Attributable to:			
Equity holders of the parent	896 915	1 358 018	5 021 490
Minority interest	503 728	11 090	766 129
	1 400 643	1 369 108	5 787 619

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 31 Dec 2008 Unaudited R'000	6 months ended 31 Dec 2007 Unaudited R'000	Year Ended 30 June 2008 Audited R'000
Operating profit before working capital changes	2 942 271	2 320 506	5 386 962
Net changes in working capital	(757 963)	(1 432 005)	97 890
Cash generated from operations	2 184 308	888 501	5 484 852
Net finance costs	(549 134)	(237 139)	(760 034)
Dividends paid	(96 451)	(54 731)	(119 639)
Dividends received	301	11 140	11 423
Taxation paid	(161 263)	(160 681)	(385 623)
Net cash inflow from operating activities	1 377 761	447 090	4 230 979
Net cash outflow from investing activities	(1 417 525)	(1 998 817)	(5 943 036)
Net cash (outflow)/inflow from financing activities	(253 167)	1 467 736	1 398 843
Net decrease in cash and cash equivalents	(292 931)	(83 991)	(313 214)
Effects of exchange rate changes on cash and cash equivalents	214 087	116 486	243 458
Cash and cash equivalents at beginning of period	4 995 231	5 064 987	5 064 987
Cash and cash equivalents at end of period	4 916 387	5 097 482	4 995 231

SEGMENTAL ANALYSIS

	6 months ended 31 Dec 2008 Unaudited R'000	6 months ended 31 Dec 2007 Unaudited R'00	% change	Year ended 30 June 2008 Audited R'000
Revenue				
Retail activities				
- Household goods and building supplies	10 152 391	4 325 244	135	14 889 601
- Automotive	5 549 973	6 415 793	(13)	12 419 863
Manufacturing and sourcing of household goods and related raw materials	12 255 749	9 382 425	31	19 267 783
Logistics services	3 042 562	2 347 753	30	4 984 554
Corporate services				
- Brand management	191 877	146 177	31	361 619
- Investment participation	91 575	121 157	(24)	182 004
- Central treasury and other activities	258 503	386 924	(33)	382 122
	31 542 630	23 125 473	36	52 487 546
Intersegment eliminations	(5 602 994)	(2 555 422)		(7 441 661)
	25 939 636	20 570 051	26	45 045 885
Operating profit before capital items				
Retail activities				
- Household goods and building supplies	522 282	292 969	78	964 689
- Automotive	124 817	247 366	(50)	488 623
Manufacturing and sourcing of household goods and related raw materials	1 220 940	1 027 455	19	2 184 219
Logistics services	289 341	181 679	59	460 659
Corporate services				
- Brand management	191 877	146 177	31	361 620
- Investment participation	91 575	121 157	(24)	182 004
- Central treasury and	305 237	127 522	139	501 785

other activities						
	2 746 069		2 144 325	28	5 143 599	
Intersegment eliminations	(276 867)		(169 699)		(481 986)	
	2 469 202		1 974 626	25	4 661 613	

Segmental Analysis (continued)

	31 Dec 2008 Unaudited R'000	%	31 Dec 2007 Unaudited R'000	%	30 June 2008 Audited R'000	%
Total assets						
Retail activities						
- Household goods and building supplies	23 993 655	46	5 555 158	16	23 035 434	45
- Automotive	2 425 732	5	2 816 970	8	2 644 111	5
Manufacturing and sourcing of household goods and related raw materials	13 214 253	26	14 782 414	42	13 920 171	28
Logistics services	5 394 936	10	4 021 528	12	4 629 291	9
Corporate services						
- Brand management	4 265 191	8	2 666 019	8	4 143 382	8
- Investment participation	2 145 575	4	3 778 008	11	1 356 566	3
- Central treasury and other activities	637 782	1	1 184 794	3	1 109 408	2
	52 077 124	100	34 804 891	100	50 838 363	100

Reconciliation Of Total Assets Per Segmental Analysis To Total Assets Per Balance Sheet

	31 Dec 2008 Unaudited R'000	31 Dec 2007 Unaudited R'000	30 June 2008 Audited R'000
Total assets per balance sheet	59 967 037	40 996 407	56 915 744
Less:			
Cash and cash equivalents	(4 916 387)	(5 097 482)	(4 995 231)
Investments in associate companies	(2 589 130)	(747 220)	(739 532)
Investment in preference shares	(209 866)	(177 500)	(193 285)
Interest-bearing investments and loans	(174 530)	(169 314)	(149 333)
Total assets per segmental analysis	52 077 124	34 804 891	50 838 363

GEOGRAPHICAL INFORMATION

	6 months ended 31 Dec 2008 Unaudited R'000	%	6 months ended 31 Dec 2007 Unaudited R'000	%	Year ended 30 June 2008 Audited R'000	%
Revenue						
Continental Europe	10 599 377	41	5 128 497	25	13 167 533	29
Pacific Rim	1 367 894	5	1 318 472	6	3 015 132	7
Southern Africa	10 175 226	39	10 255 231	50	20 331 063	45
United Kingdom	3 797 139	15	3 867 851	19	8 532 157	19
	25 939 636	100	20 570 051	100	45 045 885	100
Non-current assets						
Continental Europe	20 011 760	51	7 638 648	32	16 756 588	44
Pacific Rim	1 433 394	4	1 296 777	5	1 522 139	4
Southern Africa	10 593 900	27	9 399 996	39	10 063 893	27
United Kingdom	6 848 759	18	5 810 002	24	9 299 134	25
	38 887 813	100	24 145 423	100	37 641 754	100

Selected explanatory notes

Statement of compliance

The consolidated interim financial information for the half-year ended 31 December 2008, has been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), and the requirements of the South African Companies Act. These condensed interim financial statements are presented in compliance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the annual financial statements for the year ended 30 June 2008.

Basis of preparation

The condensed interim financial statements are prepared in thousands of South African rands (R'000) on the historical-cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

Accounting policies

The accounting policies adopted in preparation of the condensed interim financial information are consistent with those of the annual financial statements for the year ended 30 June 2008.

Commentary

Review of results

The growth in revenue and operating profit reflects another period of sound performance and growth. The consistent performance of the group coupled with its solid cash generating capabilities, confirms the strategic advantage gained from the complementary vertically integrated businesses and geographic spread business model.

Retail segment: Household goods and building supplies

United Kingdom (UK)

The UK has experienced a sharp slowdown in consumer spending. With deflation likely for the first time in 50 years and a weak currency, the UK is a tough trading environment.

Against the backdrop of these conditions, the board is pleased to announce that our UK operations delivered a consistent performance compared to the prior six months. This was mainly as a result of the group's vertically integrated structure, the timeous remedial steps taken in prior periods, increased advertising and promotional spend, as well as the group's service levels and flexibility in terms of own manufactured goods supplemented by third party sourced products. The different facias under which the group trades had mixed results but, overall, revenue and profits were consistent with those of the prior period.

The UK management's primary focus is on streamlining the group's existing businesses by optimising the existing store portfolio, further eliminating inefficiencies and improving customer service levels. Notwithstanding a contraction of the market's absolute size, the group is gaining market share and positioning itself as one of the few leading furniture and household goods players remaining in the UK. The Harveys brand awareness has, once again, grown substantially as a result of the related promotional campaigns and sponsorship and management is positive about the benefits to be derived from this going forward.

Continental Europe

The extent of the group's operations and sales channels within Europe, particularly countries like Germany, Austria, Switzerland, Scandinavia and The Netherlands, shielded the group to a degree from adverse economic and consumer credit conditions. These countries (unlike countries such as Spain, France, Portugal and Italy) and their consumers, have always been more conservative with debt and generally use savings and cash for purchases of household goods and furniture.

The European Retail Management (ERM) group - consolidated for the first time in the latter half of the financial year ended 30 June 2008 - performed well during the six months under review and vindicates the board's decision to capitalise the group's former investment participations interest in various retailers into equity. The positioning of ERM as the market leader in the lower-end and mass-discount retail segment has been a key contributor to the sound performance of the retail segment. Given the current financial environment, many European consumers are "buying down", effectively placing more emphasis on "value-for-money", thereby benefiting ERM's market positioning and product offering. This trend is expected to continue for the remainder of the year.

Pacific Rim

The revenue of the Australian operations was maintained against a backdrop of challenging conditions despite several interest rate cuts. The Australian Government introduced consumer incentives towards the middle of December 2008 which stimulated consumer spending. The beneficial effects of these incentives have been clearly evident in trading for the period subsequent to the reporting date.

The New Zealand operations (albeit a small part of the Pacific Rim operations) performed poorly and this market remains extremely vulnerable. Management in the region remains confident that the appropriate strategies including new product ranges, improved logistics and information technology systems, as well as refreshed campaigns within the current economic environment, will further benefit results.

Southern Africa
The building supplies retail operations of Timbercity and Pennypinchers continued to expand its national footprint. Sales on a like-for-like basis increased by 12% while new stores account for the balance of the growth. Profitability was impacted by the start-up costs incurred on new stores opened.
Retail segment: Automotive
In the context of a severely troubled automotive industry, the Unitrans Automotive division reported a decline in both sales and profitability, but continues to make a meaningful contribution to earnings from a relatively small investment base. This division continues to deliver appropriate returns on invested funds, and provides the logistics segment with cost-savings and synergies that benefit the entire group.
The decline in sales and profitability resulted not only from the contraction of the motor retail market but also from the reduction in credit approval levels for vehicle finance in accordance with more stringent credit granting criteria applied by financiers. In line with the group's cash-preserving measures, management deliberately sacrificed market share pursuant to a decision to reduce inventory levels and to steer away from sales of less-profitable models. Furthermore, the rapid increase in credit-default related repossessions gave rise to a substantial number of pre-owned vehicles entering the market at discounted prices. Despite these factors, this division and its highly experienced management team is well-positioned to benefit from the consolidation trend.
The Hertz car rental division was affected by reduced inbound tourist volumes as well as lower than expected profits from de-fleeting.
Manufacturing and sourcing: household goods and related raw materials
United Kingdom
A focus on growing intercompany trade caused the retail group to further increase orders from the UK manufacturing operations. However, the furniture manufacturing division's results were adversely impacted by the distress experienced by its external customers that resulted in a decrease in external revenue compared to that of last year. Intra-group sales remain a top-priority for the group, in the context of the current market and will grow further in the second half.
The raw material division in the UK - the foam/fibre operations of Pritex - was also able to switch sales to the group's retail operations, albeit at lower margins, to lessen its dependence on the automotive and industrial sectors.
Operationally, lead times and quality levels are good and costs are managed aggressively.
Continental Europe and International sourcing operations
The European manufacturing and sourcing division delivered strong growth with comparative revenue substantially up. The vertical integration model continued to support growth within the manufacturing and sourcing divisions as the UK division and ERM increased their focus on intra-group supply opportunities. Margins were protected by a decrease in raw material and other input costs as well as the weakening of all emerging market currencies now included in the European Union relative to the euro.
The increased volumes attributed to the existing supply-chain and overhead cost base of the global sourcing division not only benefit margins and bargaining power within Asia but also increase the prospects of growing sales with external customers making use of the Steinhoff global sourcing division.
Operationally, the division's focus remains on further benefits to be derived from improved planning, controls and quality measures.
The Habufa wholesale and trading joint venture in the Benelux and German regions and the group's bathroom specialist PurisBad in Germany, recorded solid performances with growth in revenue and profitability.
Southern Africa
Panel products and timber
The group's integrated timber and panel product supply chain operating as PG Bison performed satisfactorily in a market affected by softer demand and product pricing pressures.
The group's forestry and sawmilling operations, taking into account the discontinuance of board production in Pietermaritzburg and Stellenbosch and the production capabilities of the Ugie plant, will provide the group with long-term competitive advantages.
The increase in revenue is mostly as a result of price increases and value added through the newly acquired Woodchem resin operations. Decline in demand for structural timber products as well as in the sawn timber market continues to affect growth in revenue. Management is confident that the

robust integrated supply chain, owned forestry and sawmilling operations, relentless customer service culture and its distribution network will continue to support PG Bison's leading market position.

Raw materials

The results of the Raw materials division were adversely affected by the contraction in the furniture and related household goods market. Management is continuously assessing the development of new products and the viability of improving performance through new initiatives.

Logistics services

United Kingdom

The market for logistics services clearly follows the pattern of UK economic activity in general, and consequently, the UK logistics division was also affected by the general down-turn. During the year the workforce was reduced by 20%. Increased focus on intra-group supply is a key development priority.

Continental Europe

The European logistics division recorded an improved performance and continues to benefit from the growth in integrated services being rendered to group operations and in particular the ERM group.

Southern Africa

The group's logistics division in Southern Africa performed well benefiting from its service levels, new contracts gained and the capital expenditure incurred in previous financial periods. The Fuel and Chemical and Passenger divisions achieved outstanding results and stand to benefit further from recently concluded longer-term contracts, transport related infrastructural developments (such as Gautrain) and the forthcoming Soccer World Cup in 2010.

Corporate and group services

Entrepreneurial operational management teams supported by corporate and group services teams were able to structure appropriately flexible currency management strategies and re-focus operations on cash generation, substantially benefiting the results of our treasury activities. Management's short-term incentives are aligned with profit achievements and cash generation.

The structuring of the long-term debt profile embarked upon in prior years shields the group against any short-term liquidity needs.

The group continues to investigate and participate in selected investment participation opportunities. The benefit of having a professional property division was highlighted during the period, while the brand management team managed to increase profits in line with the increased activity levels.

Performance

The average exchange rate used for converting euro income and expenditure to ZAR was R12.4152 : 1 euro compared to R9.8000 : 1 euro in respect of the corresponding period in the previous financial year (27% change).

Group revenue increased by 26% from R20 570 million to R25 940 million, mainly as a result of the consolidation of ERM (which, in the comparative period, was accounted for in the Investment Participation Segment), supplemented by the euro-denominated growth achieved in Continental Europe.

The group generated 61% (2007: 50%) of its revenue in currencies other than South African rand, principally euro, pound and Australian dollar. The actual foreign revenue achieved in currencies other than South African rand, but denominated in euro, increased by 23% from Euro 1 033 million to Euro 1 269 million.

Headline earnings attributable to ordinary shareholders was maintained at R1 499 million, compared to R1 522 million in respect of the six months ended 31 December 2007.

Headline earnings per ordinary share decreased by 2% to 117,9 cents (2007: 120,4 cents) with basic earnings per ordinary share increasing 9% to 120,9 cents (2007: 110,6 cents). The latter increase is mainly attributable to the non-recurrence in the current period of a prior period impairment provision of R139 million against the carrying value of Steinhoff's listed associate company investments. The weighted average number of ordinary shares in issue during the period increased by 1% to 1 272 million (2007: 1 263 million).

Ordinary shareholders' funds at 31 December 2008 amounted to R20 854 million (30 June 2008: R20 773 million). The annualised return on average ordinary shareholders' funds was 18%. The net asset value per ordinary share (NAV) was 1 630 cps at 31 December 2008 compared to 1 637 cps as at 30 June 2008. The decrease in NAV is as a result of the capital distribution of 60 cps (R761 million) paid on 8 December 2008 and negative exchange differences arising on consolidation of foreign subsidiaries amounting to R333 million (30 June 2008: positive of R2 353 million).

The group's net cash flow from operating activities increased by 208% to R1 378 million (2007: R447 million). This cash generation underscores the

group's consistency of earnings and management's focus on preserving (and growing) cash resources in the current economic climate. Cash generation is determined after taking account of a net increase in working capital of R758 million (2007: R1 432 million). It remains management's top priority to maintain profitability, focus on cash generation and further consolidate the group's funding profile.

The group's average operating margin was stable at 9,5% (2007: 9,6%), despite the first-time consolidation of ERM (which focuses on the lower margin mass-discount segment of the European furniture and household goods market) and the trading conditions in particular the UK, the Pacific Rim and the Automotive retail segment in South Africa. Margins were also adversely impacted by the weakness in the pound and Australian dollar relative to the euro, due to the translation of the UK and Pacific Rim results into euro as the reporting currency of the non-Southern African operations. The adverse effects of these currency movements on margins was countered, to an extent, by the beneficial impact of the relative strength of the euro against the zloty and forint. Benefits were also derived from a substantial decline in raw material input costs, freight and shipping rates and the purchase prices of products sourced from the Far East with its excess capacity. The group also benefited from increased volume through-put, especially brought about by the incremental intra-group supply growth into the UK and ERM retail distribution bases.

Net finance charges for the year rose to R609 million (2007: R237 million), due mainly to the interest-effect of the R1,6 billion convertible bond issued in June 2008 and the higher ZAR : euro exchange rate at which non-South African finance charges were translated.

At 31 December 2008, Steinhoff had net interest-bearing debt of R9 974 million (30 June 2008: R9 388 million) resulting in a net debt : equity ratio of 39% (30 June 2008: 38%). The gearing ratio is influenced by the increase in the closing exchange rate at which non-South African borrowings were translated to ZAR (being R13.2037 compared to R12.3341 : 1 euro at 30 June 2008). This gearing ratio is well within the group's internal target and should be viewed in conjunction with the strong cash generation capabilities of the group. At 31 December 2008 the group had cash and confirmed unutilised borrowing facilities of R8,7 billion and a debt maturity profile ranging to beyond 2014.

The group's taxation charge was R164 million (2007: R163 million), translating to an average tax rate of 8,6% (2007: 10,0%), mainly attributable to the assessed losses utilised in the UK and Pacific Rim regions.

As reflected in the Segmental Analysis, the group benefited from the balanced mix of its operating and geographical segments. In addition, its vertically integrated operations delivered the desired results and represents a distinct defensive advantage in respect of the current global economic climate. The increased intra-group trading levels are evident from the inter-segment revenue eliminations of R5 603 million compared to R2 555 million in respect of the 2007 comparable period.

Corporate activity

As announced, on 1 December 2008, shareholders approved the Broad Based Black Economic Empowerment transaction (BBBEE) proposed at the Annual General Meeting of the company. Since then, the terms of the BBBEE transaction have been communicated to approximately 19 000 Steinhoff Africa participating staff members and the transaction was well received. It is the directors' belief that this BBBEE transaction will preserve shareholder value as a result of the alignment of interests between employees and shareholders and should contribute to the sustainability and growth of the group's South African operations.

Outlook

The current global economic conditions remain challenging. The resultant impact on consumer confidence and spending patterns are causing the markets to contract. The group's financial standing and focus on cash generation and preservation, existing trading relationships and spread of businesses, will stand it in good stead. The vertically integrated structure and entrepreneurial culture of the group will continue to protect the group's sustainable earnings capability whilst participating in the consolidation trend.

Cash distribution of Steinhoff

It is the group's policy to declare cash distributions once a year after its financial year-end at 30 June.

On behalf of the board of directors

D Konar	MJ Jooste
Non-executive chairman	Chief executive officer

2 March 2009
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Steinhoff Investments)
Registration number: 1954/001893/06
(Incorporated in the Republic of South Africa)
JSE share code: SHFF ISIN code: ZAE 000068367
Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

Declaration of dividend number 7 to preference shareholders

The board of Steinhoff Investments has resolved to declare a dividend of 584 cents per preference share in respect of the period from 1 July 2008 up to and including 31 December 2008 (the dividend period), payable on Tuesday, 28 April 2009, to those preference shareholders recorded in the books of the company at the close of business on Friday, 24 April 2009. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of Absa Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).

The dividend is payable in the currency of South Africa.

	2009
Last date to trade cum dividend	Friday, 17 April
Shares trade ex dividend	Monday, 20 April
Record date	Friday, 24 April
Payment date	Tuesday, 28 April

Share certificates may not be dematerialised or rematerialised between Monday, 20 April 2009 and Friday, 24 April 2009, both days inclusive.

Note: In the event that the South African National Elections are confirmed for Wednesday, 22 April 2009, a Public Holiday may be declared and the dividend timetable above would be impacted. In such instance, Steinhoff would likely bring the Steinhoff branch register dividend dates forward by one day to Thursday, 16 April 2009 with the respective ex dividend date being changed to Friday, 17 April 2009. The record and payment dates would remain as stated above.

On Tuesday, 28 April 2009, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. Preference shareholders who have dematerialised their shares will have their accounts credited on Tuesday, 28 April 2009.

Proposed taxation amendments

We refer to our previous communications regarding the conversion of Secondary Tax on Companies (STC) to a shareholder dividend tax.

During the 2009 budget speech the Minister of Finance reiterated the fact that the new dividends tax will only come into effect once tax treaty ratification processes are completed. The Minister indicated that all the relevant treaties have been renegotiated and that it is likely that the dividends tax will be implemented during the second half of 2010.

The basic legislative framework for the introduction of dividends tax was enacted in 2008. As indicated by the Minister, further legislative amendments during 2009 will provide for the completion of the dividend tax reform.

Accordingly, the preference shareholders are advised that, until such time as all the legislative amendments are finalised and promulgated, legal opinion obtained and shareholder approval procured, it is still not possible to determine exactly what the impact will be on the cumulative non-redeemable non-participating preference shares issued by Steinhoff Investments.

A further announcement in this regard will be made once the detailed legislation is published and duly considered.

On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

2 March 2009

Other notes

1. Corporate governance

Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.

2. Social responsibility

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and a number of social responsibility projects are continuing.

3. Human resources

Good working relationships are maintained with the relevant labour unions.

Ongoing skills and equity activities continue to ensure compliance with current legislation.
Initiatives continue to contribute to broader skills development and sourcing of appropriately qualified staff on an ongoing basis.
4. Related-party transactions
The group companies entered into various related-party transactions. These transactions are no less favourable than those arranged with third parties.
5. Further events
No significant events have occurred in the period between the reporting date and the date of this report.
For more detail on the group's listed associate investments, shareholders are referred to the results and/or corporate announcements and financial information of:
- Amalgamated Appliance Holdings Limited - 9 March 2009 www.amap.co.za
- KAP International Holdings Limited - 2 March 2009 www.kapinternational.com

Administration
Steinhoff International Holdings Limited
("Steinhoff" or "the company" or "the group")
Registration number: 1998/003951/06 (Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
Registered office: 28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel: +27 (11) 445 3000 Fax: +27 (11) 445 3094
Transfer secretaries: Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital (Proprietary) Limited
Directors: D Konar (chairman), MJ Jooste (chief executive officer), DE Ackerman, DC Brink, YZ Cuba, CE Daun*, JF Mouton, FJ Nel, FA Sonn, BE Steinhoff*, IM Topping#, DM van der Merwe, JHN van der Merwe
Alternate directors: JNS du Plessis, HJK Ferreira, SJ Grobler, KJ Grove, A Kruger-Steinhoff*
#British *German non-executive
www.steinhoffinternational.com
To view results on mobile: www.steinhoff.mobi
Date: 02/03/2009 14:58:01 Produced by the JSE SENS Department.

2009-03-02 14:58:03 *Source: JSE News Service (SENS)*